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                                                               EXHIBIT (a)(1)(L)
                                     FORM OF
           CONFIRMATION OF CANCELLATION OF ELIGIBLE OPTION GRANTS

TO: _________________

FROM: CONEXANT STOCK ADMINISTRATION

RE: CONFIRMATION OF PARTICIPATION IN THE OFFER TO EXCHANGE

     The offer (the "Offer") by Conexant Systems, Inc. to exchange certain outstanding options to purchase shares of its common stock (the "Eligible Option Grants") for replacement options (the "Replacement Options") expired at 5:00 p.m., U.S. Pacific Standard Time, on _________, 2004. We accepted all properly tendered options upon expiration of the Offer.

     As indicated by your Election Form, the Eligible Option Grant(s) held by you that have been cancelled are identified below:

          Option Grant Date   Option Price  Shares Cancelled


     The cancelled options listed above will be removed from your account at Mellon Investor Services as soon as administratively possible. You do not need to take any further action to cancel these options.

     Subject to your continued employment with us or one of our subsidiaries and the other conditions described in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated November 12, 2004 (the "Offer to Exchange"), in exchange for each one Eligible Option Grant identified above, we hereby agree to grant you one Replacement Option to purchase shares of our common stock under our 2000 Non-Qualified Stock Plan (the "Plan") and, with respect to employees in Israel, India and France, the 2000 Non-Qualified Stock Plan and the relevant sub-plans under the 2000 Non-Qualified Stock Plan. We will grant the Replacement Options on or after _________, 2005. Additionally, as discussed in Schedule B to the Offer to Exchange, the replacement option grant date may be different if you are not a U.S. resident.

     Your Replacement Option will be granted as a nonstatutory stock option. The exercise price per share of each Replacement Option will be the closing price of our common stock on the date we grant the Replacement Option, as reported on Nasdaq (or, if no sales are reported on that date, then the closing price of our common stock on the first day prior to such date on which there is a reported sale).

     Each Replacement Option will vest as follows:

      - If your cancelled Eligible Option Grant was granted on or before December 31, 2002 or if you are a senior vice-president or -- higher ("Senior Executive"), then one-third of the shares subject to the Replacement Option granted in exchange for such Eligible Option Grant shall vest and become exercisable on the first anniversary of the Replacement Option grant date, one-third of the shares subject to such Replacement Option shall vest and become

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            exercisable on the second anniversary of the Replacement Option grant date, and one-third of the shares subject to such Replacement Option shall vest and become exercisable on the third anniversary of the Replacement Option grant date;

      - If your cancelled Eligible Option Grant was granted after December 31, 2002 and you are not a Senior Executive, then 50% of the shares subject to the Replacement Option granted in exchange for such Eligible Option Grant shall vest and become exercisable on the first anniversary of the Replacement Option grant date, 25% of the shares subject to such Replacement Option shall vest and become exercisable on the second anniversary of the Replacement Option grant date, and 25% of the shares subject to such Replacement Option shall vest and become exercisable on the third anniversary of the Replacement Option grant date; and

      - Notwithstanding the foregoing, if you are involuntarily terminated from employment with us or one of our subsidiaries without cause within one year of the Replacement Option grant date, then 50% of the shares subject to the Replacement Option granted in exchange for such Eligible Option Grant shall immediately vest as of the date of your termination and you may exercise these options at any time on or before December 31, 2006. Non-exempt employees (i.e., those entitled to receive overtime pay) may exercise these accelerated options at any time after six months following the Replacement Option grant date through December 31, 2006.

     Notwithstanding the foregoing, if you are not a resident of the United States, you may be subject to additional restrictions with respect to vesting and exercise as described in Schedule B to the Offer to Exchange.

     Each Replacement Option will be subject to the terms and conditions of the Plan (and any applicable sub-plan to such Plan).

     To receive your Replacement Option, you must continue to be employed by us or one our subsidiaries as of the Replacement Option grant date (or such other later date upon which employees who are not U.S. residents may receive Replacement Options). This notice does not constitute a guarantee of employment with us or any of our subsidiaries for any period. Unless expressly provided otherwise by the applicable laws of a non-U.S. jurisdiction, your employment with us or one of our subsidiaries will remain "at will" and can be terminated by you or us at any time, with or without cause or notice. If your employment with us or one of our subsidiaries terminates before the Replacement Option grant date (or other later date upon which employees who are not U.S. residents may receive Replacement Options), for any reason, you will lose all rights to receive Replacement Options.

     The Replacement Option grant is subject to the terms and conditions of the Offer as set forth in: (1) the Offer to Exchange; (2) the Election Form; and (3) the Withdrawal Form (collectively, the "Exchange Offer Documents"), all of which are incorporated herein by reference. The Exchange Offer Documents reflect the entire agreement between you and us with respect to the Offer and may be amended only by means of a writing signed by you and an authorized officer of Conexant.

     If you have any questions regarding the above, please contact Stock Administration via telephone at (949) 483-4525 or via email at stock.admin@conexant.com.

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